

August 1, 2011

<u>Via Facsimile</u>
Mr. Robert R. McEwen
Chief Executive Officer
Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario M5A 2N4
Canada

> **Re:   Minera Andes Inc.**
> **Form 40-F/A for Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **File No. 0-22731**

Dear Mr. McEwen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F/A for Fiscal Year Ended December 31, 2010

Exhibit 99.2

Note 5 – Investment in Minera Santa Cruz (MSC) – San Jose Mine

Project Finance Loan Agreement, page 13

1.    We note as of December 31, 2010 and December 31, 2009, the entire Project Loan had been advanced and your share of the loan was $31.85 million.  We also note the loan was advanced to Minera Santa Cruz ("MSC") by Hochschild Mining Holdings Limited (the "Hochschild Lender") on your behalf.  Please revise your disclosure to clarify the specific terms of this agreement between each party.  Tell us why it is appropriate to record a

Project Loan Receivable in your financial statements for funds that were advanced by the Hochschild Lender directly to MSC. In addition, disclose the terms of your agreement with the Hochschild Lender and clarify why you recorded the Project Loan Payable. Please be specific in your response.

Exhibit 99.4

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Management's Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures, page 20

2.      We note that based on the results of their evaluation, your CEO and CFO have concluded that, as of the end of the period covered by your report, your disclosure controls and procedures were effective. We also note the restatement filed as part of your amended Form 40-F for the fiscal year ended December 31, 2010 to correct an understatement of deferred income tax expense on the income that was reported to you by MSC. Given the material impact of the restatement on your financial statements, tell us and disclose how you have concluded your disclosure controls and procedures are effective.

Internal Controls over Financial Reporting, page 21

3.      We note as of December 31, 2010 management concluded internal control over financial reporting is effective and there are no material weaknesses. We also note the significant impact the restatement had on your investment in MSC and the net income on investment in MSC. Given the material nature of the restatement, tell us and disclose how you have concluded your internal control financial reporting is effective and you have no material weaknesses.

Engineering Comments

4.      We note that your reserve/resource estimates that were prepared and available as of September 30, 2010 were updated to coincide with your fiscal year-end of December 31, 2010. Please forward to our engineer, as supplemental information and not as part of your filing, the information used to develop this revised reserve/resources estimate, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps;

- Description, parameters, and examples of your cut-off calculation procedures;

- Cutoff grades used for each category of your reserves/resources;

- Period production reports;

- Calculations and adjustment made to your reserves/resources;

- A detailed description of your procedures for estimating reserves; and,

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief